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                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                              (Amendment No. ____)*



                      United National Bancorp - New Jersey
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    910909100
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                                 (CUSIP Number)



                                 Siggi B. Wilzig
                      Chairman and Chief Executive Officer
                                35 Journal Square
                          Jersey City, New Jersey 07306
                                 (201) 420-2500
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)



                                  July 19, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO. 91909100

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1.   NAME OF REPORTING PERSON


          THE TRUST COMPANY OF NEW JERSEY
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
            22-1337980
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                (a)  [ ]
                                                                (b)  [ ]
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

            WC

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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e) [ ]

            NOT APPLICABLE

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

            NEW JERSEY

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                    7.   SOLE VOTING POWER

     NUMBER OF            1,369,243
      SHARES        ------------------------------------------------------------
   BENEFICIALLY     8.   SHARED VOTING POWER
     OWNED BY
       EACH              2,000
    REPORTING       ------------------------------------------------------------
      PERSON        9.   SOLE DISPOSITIVE POWER
       WITH
                         1,369,243
                    ------------------------------------------------------------
                    10.  SHARED DISPOSITIVE POWER

                         2,000

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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,371,243
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CUSIP NO. 91909100


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                   [  ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            9.10%

14.  TYPE OF REPORTING PERSON

            BK




Item 1. Security and Issuer

      This statement relates to the common stock, par value $1.25 per share ("Common Stock"), of United National Bancorp, a New Jersey corporation ("Company"), with its principal office located at 1130 Route 22 East, Bridgewater, NJ 07470.

Item 2. Identity and Background.

      This statement is filed on behalf of The Trust Company of New Jersey, a New Jersey corporation ("Trust Company"), with its principal offices located at 35 Journal Square, Jersey City, New Jersey 07306. The Trust Company is a state-chartered full-service commercial bank with some 50 stand-alone branches and about 20 branches in grocery stores in numerous New Jersey counties. Trust Company's services include personal and business checking and savings accounts, NOW accounts, money markets accounts and certificates of deposit. Its lending activities consist of mortgage loans, commercial and industrial construction loans, real estate loans and installment loans. Other services include investment management, insurance and fiduciary services. During the past five years, Trust Company has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), nor has it been subject to a judgment, decree, or final order in a civil proceeding enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.




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CUSIP NO. 91909100


Item 3. Source and Amount of Funds or Other Consideration.

      Between February 15, 2001 and June 29, 2001, Trust Company purchased 255,708 shares of Company Common Stock in the open market. The funds used to make these acquisitions were derived from working capital.

Item 4. Purpose of the Transaction.

      Trust Company has elected to convert its filing on Schedule 13G, filed with the Securities and Exchange Commission on February 15, 2001, into a filing on this Schedule 13D to reflect its decision on July 19, 2001 (which occurred after the purchase of Company Common Stock described in Item 3 above) to enter into discussions with management and/or third parties that may relate to or result in, among other things, the acquisition by Trust Company of additional securities of the Company, a change in the Company's management, control, capitalization, the sale or transfer of a material amount of the Company's assets, a merger (including a merger in which the Company may be the survivor), reorganization or similar transaction involving the Company. Trust Company has not developed specific plans or proposals with respect to any of the foregoing but may do so in the future.

Item 5. Interest in Securities of the Issuer.

      Trust Company beneficially owns 1,371,243 shares of Company Common Stock, which represents approximately 9.10% of the Company Common Stock outstanding, based on 15,061,713 shares of Company Common Stock outstanding as reported in Company's Form 10-Q filed May 15, 2001 for the quarterly period ended March 31, 2001. Of these 1,371,243 shares of Company Common Stock, Trust Company has sole voting power over 1,369,243 shares and shared voting power over 2,000 shares. Of these 1,371,243 shares of Company Common Stock, Trust Company has sole dispositive power over 1,369,243 shares and shared dispositive power over 2,000 shares. Except for the acquisition of Company Common Stock as described in Item 3, no transactions in Company Common Stock have been effected by Trust Company during the past 60 days.





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CUSIP NO. 910909100


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Not Applicable

Item 7.   Material to be Filed as Exhibits.

      Not Applicable








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CUSIP NO. 91909100



                                    SIGNATURE

      After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  July 25, 2001


                                 THE TRUST COMPANY OF NEW JERSEY



                                 By:/S/ RAYMOND P. CATLAW
                                    ---------------------
                                     Name: Raymond P. Catlaw
                                    Title: First Senior Vice President and
                                           Trust Officer










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